                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                   GRACO INC.

                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   384109-10-4
                      -------------------------------------
                                 (CUSIP Number)


                                October 29, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)




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                                  SCHEDULE 13G
                                  ------------

  CUSIP NO. 384109104
  -------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      David A. Koch
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5
     NUMBER OF            537,124
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6
     OWNED BY             2,000,456
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7
    REPORTING             537,124
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          8
                          2,000,456
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,537,589
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
12
      IN
------------------------------------------------------------------------------

                                       2

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The Statement of Ownership is filed by David A. Koch pursuant to Rules 13d-1(c)
and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to his ownership of shares of common stock of Graco Inc.

ITEM 1(a).   Name of Issuer:
             --------------

             Graco Inc.

ITEM 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             88 - 11/th/ Avenue NE
             Minneapolis, MN 55413

ITEM 2(a).   Names of Persons Filing:
             -----------------------

             David A. Koch

ITEM 2(b).   Address of principal business office:
             ------------------------------------

             505 N. Highway 169, Suite 595
             Plymouth, MN 55441


ITEM 2(c).   Citizenship:
             -----------

             USA

ITEM 2(d).   Title of Class of Securities:
             ----------------------------

             Common

ITEM 2(e).   CUSIP Number:
             ------------

             384109 10 4


ITEM 3.      If this statement is filed pursuant to Rules 13d-1(b) or 13d(b) or
             (c) check whether the person filing it is a: Not applicable.

                                       3

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ITEM 4.     Ownership:
            ---------

       (a)  Amount beneficially owned:   2,537,589

       (b)  Percent of class: 8.2%

       (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  537,124 (Includes options scheduled to vest within 60 days.)

            (ii)  Shared power to vote or to direct the vote:

                  2,000,465 (Includes 1,290,463 shares held by the Trust U/W Clarissa L. Gray, of which Mr. Koch is a trustee; 63,736 shares owned by Mr. Koch's wife, as to which Mr. Koch may be deemed to share voting power; 13,133 shares owned by Graco Foundation, of which Mr. Koch is a director; 498,333 shares owned by the Graco Pension Plan, as to which Mr. Koch shares voting power; and 134,800 shares held by Greycoach Foundation, of which Mr. Koch is a director.)

            (iii) Sole power to dispose or to direct the disposition of:

                  537,124

            (iv)  Shared power to dispose or to direct the disposition of:

                  2,000,465

ITEM 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------


            Not applicable.


ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------


            See response to Item 3(c)(ii) above.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company :
            -------------------------------------------------------------


            Not applicable.


ITEM 8.     Identification and Classification of Members of the Group:
            ---------------------------------------------------------

                                       4

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         Not applicable.


ITEM 9.  Notice of Dissolution of Group:
         ------------------------------


         Not applicable.


ITEM 10. Certification:
         -------------

               By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2002


                                        By: /s/ David A. Koch
                                            ------------------------------
                                            David A. Koch

                                       5